As filed with the Securities and Exchange Commission on April 10, 2006

Registration No. 333-13986

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts for ordinary shares, nominal value

2½p each,

of

COLT TELECOM GROUP PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

UNITED KINGDOM

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York  10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus contained herein also relates to the depositary shares of the registrant covered by a previous registration statement on Form F-6 of the registrant (Regis. No. 333-11198) and this post-effective amendment shall also constitute a post-effective amendment to that registration statement.

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EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement and the other registration statement to which this post-effective amendment relates pursuant to Rule 429, in each case that have not been issued.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15, 16 and 18

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 12, 13,

dividends

15 and 18

(iv)

The transmission of notices, reports

Articles number 11, 15, 16

and proxy soliciting material

and 18

(v)

The sale or exercise of rights

Articles number 13, 14, 15

and 18

(vi)

The deposit or sale of securities

Articles number 12, 13, 15,

resulting from dividends, splits

17 and 18

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6,

or withdraw the underlying securities

8 and 22

(x)

Limitation upon the liability

Articles number 14, 18, 19 and 21

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of December 17, 1996, as amended and restated as of December 1, 1999, among COLT Telecom Group plc, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed previously

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 10, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, nominal value 2 ½p each, of COLT Telecom Group plc.

By:

The Bank of New York,

As Depositary

By:  /s/ David S. Stueber

        David S. Stueber

        Managing Director

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Pursuant to the requirements of the Securities Act of 1933, COLT Telecom Group plc has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of London, England on April 10, 2006.

COLT Telecom Group plc

By:  /s/ Antony Bates

       Antony Bates

 Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and as of April 10, 2006.

/s/ Barry Bateman

/s/ Timothy T. Hilton

Barry Bateman

Timothy T. Hilton

Chairman of Board of Directors

Non-Executive Director and

Non-Executive Director

Authorized U.S. Representative

/s/ Antony Bates

Andreas Barth

Antony Bates

Non-Executive Director

Chief Financial Officer and Executive

Director

(principal accounting and financial officer)

/s/ Jean-Yves Carlier

Vincenzo Damiani

Jean-Yves Carlier

Non-Executive Director

Chief Executive Officer

President and Executive Director

(principal executive officer)

Hans Eggerstedt

Non-Executive Director

H.Frans van den Hoven

Non-Executive Director

/s/ Richard Walsh

Richard Walsh

Non-Executive Director

/s/ John J. Remondi

John J. Remondi

Non-Executive Director

/s/ Robert Hawley

Robert Hawley

Non-Executive Director

Gene Gabbard

Non-Executive Director

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INDEX TO EXHIBITS

Exhibit Number	Exhibit	Page

5	Certification under Rule 466

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